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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

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                                   FORM 12b-25
                            Notification of Late Filing


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            [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                         [X] Form 10-QSB [ ] Form N-SAR


                        For the Period Ended: September 30, 2004


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:                N/A

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PART I - REGISTRANT INFORMATION

                               HOMENET CORPORATION
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                            (Full Name of Registrant)

                             FARADAY FINANCIAL, INC.
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                                  (Former Name)

                           175 South Main, Suite 1240
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                     (Address of Principal Executive Office)

                                  SLC, UT 84111
                                -----------------
                           (City, State and Zip Code)

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PART II - RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report or semi-annual report, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The registrant completed a reorganization on September 8, 2004. The registrant has been unable to complete compilation and verification of certain financial information relating to the reorganization that is necessary to complete the filing and such information will not be available until after the date the report is initially due.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Frank J. Gillen, (801) 502-6100

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                  [ ]   YES                                   [X]   NO

         The Company has not filed any of the quarterly reports on form 10-QSB that were required to be filed during the preceding 12 months.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  [X]  YES                                    [ ]  NO

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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

         On or about August 2, 2004, the registrant, HomeNet Communications, Inc. ("HCI") and Homenet Utah, Inc. ("HUI"), a wholly owned subsidiary of the Company, entered into a Merger Agreement whereby HUI would be merged into HCI ("Merger") with HCI to be the surviving corporation. The separate existence of HUI would cease when the Merger became effective. Consummation of the Merger was subject to a number of contingencies. On August 23, 2004, the shareholders of HCI approved the Merger and on September 8, 2004, the Merger was consummated. Prior to the Merger, the registrant had no operations. HCI is a service provider for the delivery of video, data, and voice services to the municipal and government consumer markets. As a result, all financial information relating to operating activities in the quarterly report will result from the activities of HCI which have not been previously reported by the registrant.

         HomeNet Communications has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: November 15, 2004                        HOMENET CORPORATION



                                                By:    /s/ Frank J. Gillen
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                                                    Frank J. Gillen, President





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                                    ATTENTION
            Intentional misstatements or omissions of act constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
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